FORM 2B
LISTING APPLICATION

APPLICATION FOR THE LISTING OF THE CLASS A COMMON SHARES OF

ACASTI PHARMA INC.

MARCH 23, 2011

No securities regulatory authority or the TSX Venture Exchange has expressed an opinion about the securities which are the subject of this Application.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Application regarding the strategy of the Company, its future operations, future financial position and revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot guarantee that it actually will achieve the forecasts, intentions or expectations disclosed in its forward-looking statements and undue reliance should not be placed on its forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated or implied by forward-looking statements, including the factors discussed under "Risk Factors" and in other sections of this Application. These factors and the other cautionary statements made in this Application should be read as being applicable to all related forward-looking statements wherever they appear in this Application. Furthermore, any forward-looking statements represent the Company's estimates only as of the date of this Application and should not be relied upon as representing the Company's estimates as of any subsequent date. The Company does not assume any obligation to update any forward-looking statements. Moreover, the Company disclaims any intention or obligation to update or revise any forward-looking statements, unless required by law, whether as a result of new information, future events or otherwise.

All references in this Application to "dollars" and "$" refer to Canadian dollars, unless otherwise expressly stated.

INDUSTRY DATA AND TRADEMARKS

Market data and industry forecasts used throughout this Application were obtained from various publications. Although management believes that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

SUMMARY

The following is a summary of the principal features of this Listing and should be read together with the more detailed information and financial data and statements contained elsewhere in this Application.

THE COMPANY

In August 2008, Neptune Technologies & Bioressources Inc. ("**Neptune**") transferred an exclusive worldwide license to its subsidiary, Acasti Pharma Inc. ("**Acasti**", the "**Applicant**" or the "**Company**"), to research and develop new active pharmaceutical ingredients (API) based on Neptune's proprietary omega-3 phospholipid technology and intellectual property (the "**License**"), a copy of which is available on www.sedar.com . Further to product development Acasti initiated Investigational New Drug (IND)-enabling research aiming towards IND/Clinical Trial Application allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase I and IIa/b clinical studies. Acasti's new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), prescription medical food and drug products. The products developed by Acasti are expected to require the approval from the U.S. FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Company will have to finance its activities of research and development as well as its clinical studies.

LISTING

The Applicant is seeking to list its Class A common shares (the "**Class A Shares**") on the TSX Venture Exchange (the "**Exchange**") (the "**Listing**"). The Applicant's authorized share capital consists of an unlimited number of Class A, B, C, D and E Shares, of which 64,434,444 Class A Shares, assuming conversion of all Class B and Class C Shares into Class A Shares on a 1:1 basis, will be issued and outstanding prior to the date of listing on the Exchange (the "**Listing Date**").

FINANCING

No financing will be realized concurrently with the filing of this listing application (the "**Application**").

WORKING CAPITAL

As at February 28, 2011, estimated working capital of the Company after deducting the estimated expenses for the filing of this Application is approximately $2,635,000. This amount reflects the conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the listing date. Management of the Applicant believes the Company's working capital will be sufficient to execute its business plan for next 12 months following the date of this Application.

RISK FACTORS

The securities of the Applicant are subject to significant risk factors. These risks include risks related to our business and our industry, and risks related to this Listing. Readers should carefully consider the information set out under "Risk Factors" and the other information contained in this Application before purchasing Class A Shares.

SUMMARY FINANCIAL INFORMATION

The following table sets forth selected financial information with respect to the operations of the Company, which information has been derived from the financial statements of the Company and should be read in conjunction with "Selected Consolidated Financial Information and Management's Discussion and Analysis" and the audited and unaudited financial statements of the Company and related notes that are incorporated by reference in this Application.

Financial information from the consolidated balance sheets

	As at Nov. 30, 2010	As at Feb. 28, 2010	As at Feb. 28, 2009	As at May 31, 2008
Cash and short term investments	3,052,080	412,822	2,346,785	-
Total assets	3,662,139	934,088	2,640,632	-
Current liabilities (1)	4,574,555(2)	4,764,148	12,614,671	1,016
Shareholders' deficiency	(912,416)(2)	(3,830,060)	(9,974,039)	(1,016)

Note:

(1) Current liabilities include $4,052,000, $4,052,000, $11,700,000 and Nil attributable to the redemption of issued and outstanding Class B and Class C preferred shares, respectively for each of the periods noted above, and which will be converted into Class A Shares prior to the Listing Date.

(2) Assuming the conversion of outstanding Class B and Class C Shares into Class A Shares on a 1:1 basis, current liabilities and shareholders' equity as of November 30, 2010 would be equal to $522,555 and $3,139,584 respectively.

Financial information from the consolidated statements of operations

(in thousand of dollars)	Nine-month period ended Nov. 30, 2010	Nine-month period ended Nov. 30, 2009	Year ended Feb. 28, 2010	Nine-month period ended Feb. 28, 2009	Year ended May 31, 2008
Sales	-	-	-	-	-
Cost of sales	-	-	-	-	-
Gross profit	-	-	-	-	-
Research expenses (net of tax credits)	863,087	901,393	1,178,375	429,944	-
Administrative expenses	513,247	276,683	429,468	368,574	-
Stock-based compensation expense	64,056	-	-	-	-
Financial expenses	800	345	454	336	-
Amortization	8,138	4,938	9,065	2,380	-
Foreign-exchange loss (gain)	1,162	8,650	(11,981)	(744)	-
Interest income	(3,870)	(19,833)	(20,004)	(18,236)	-
Net loss	(1,446,620)	1,172,176	(1,585,377)	(782,254)	-
Basic and diluted loss per Class A Share	(0.03)	(0.09)	(0.07)	(0.23)	-
Weighted average number of Class A Shares outstanding	48,022,839	13,250,541	21,609,497	3,380,399	100

Other financial information

(in thousand of dollars)	Nine-month period ended Nov. 30, 2010	Nine-month period ended Nov. 30, 2009	Year ended Feb. 28, 2010	Nine-month period ended Feb. 28, 2009	Year ended May 31, 2008
Sales	-	-	-	-	-
Gross profit	-	-	-	-	-
EBITDA	(1,377)	(1,178)	(1,608)	(799)	-
Net loss	(1,447)	(1,172)	(1,585)	(782)	-

RECONCILIATION OF EBITDA TO HISTORIC RESULTS

Management believes that EBITDA is an important measure in evaluating the performance of the Company. However, EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operating, investing and financing activities or as a measure of the Company's liquidity and cash flows. The Company obtains its EBITDA measurement by adding to net loss, financial expenses, amortization and income taxes. The Company also excludes the effects of non-monetary transactions recorded, such as stock-based compensation and gain or loss on foreign exchange, for its EBITDA calculation. The following table reconciles EBITDA to net loss, based on the historical financial statements of the Company for the periods indicated.

(in thousands of dollars)	Nine-month period ended Nov. 30, 2010	Nine-month period ended Nov. 30, 2009	Year ended Feb. 28, 2010	Nine-month period ended Feb. 28, 2009	Year ended May 31, 2008
Net loss	(1,447)	(1,172)	(1,585)	(782)	-
Interest	(4)	(20)	(20)	(18)	-
Income tax expense	-	-	-	-	-
Amortization	8	5	9	2	-
Stock-based compensation and foreign exchange	66	9	(12)	(1)	-
EBITDA	(1,377)	(1,178)	(1,608)	(799)	-

FUNDS AVAILABLE

As at February 28, 2011, the total funds available to the Company are approximately $2,635,000. The Company's available funds will be used to execute the Company's business plan as described under section "Description of the Business". The principal use of available funds is detailed as follows: $1,438,000 for prescription drug development program and $67,750 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $925,000. The Company should have approximately $204,250 of unallocated funds at the end of the 12-month period ending February 28, 2012, assuming no sales are realized by the Company over that same period.

INFORMATION INCORPORATED BY REFERENCE

Incorporated by reference into this Application are:

1) The unaudited financial statements, filed on SEDAR on the same date as this Application was filed, and management discussion and analysis of the Applicant for the nine-month period ended November 30, 2010; and

2) the audited financial statements and management discussion and analysis of the Applicant as at and for the periods ended May 31, 2008, February 28, 2009 and February 28, 2010.

The financial statements and management discussion and analysis of Acasti are available for review on the SEDAR website located at www.sedar.com.

CORPORATE STRUCTURE

NAME AND INCORPORATION

The Company was incorporated on February 1st, 2002 under Part 1A of the *Companies Act* (province of Québec) under the name "9113-0310 Quebec Inc". On August 7, 2008, pursuant to a Certificate of Amendment, the Company changed its name to "Acasti Pharma Inc.", its share capital description, the provisions regarding the restriction on securities transfers and the borrowing powers of the Company. On November 7, 2008, pursuant to a Certificate of Amendment, the Company has changed its provisions regarding its borrowing powers.

The Company became a reporting issuer in the Province of Quebec on November 17, 2008.

PLACE OF BUSINESS

The head office and principal place of business of the Company are located at 225, Promenade du Centropolis, Suite 210, Laval (Québec), H7T 0B3 and a website address at http://www.neptunebiotech.com/acasti-pharma.

INTERCORPORATE RELATIONSHIP

The Company has no subsidiaries. The intercorporate relationship that exists between the Company and Neptune, its parent company, is described in the following diagram:


Neptune Technologies & Bioressources inc.
(Part 1A of Companies Act)
Acasti Pharma Inc.
(Part 1A of Companies Act)
NeuroBioPharm Inc.
(Part 1A of Companies Act)

As of the date of this Application, assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date, Neptune owns 38,617,733 Class A Shares, representing approximately 60% of Class A Shares issued and outstanding of Acasti. NeuroBioPharm Inc. ("**NeuroBioPharm**"), a company involved in the pharmaceutical industry, is a wholly owned subsidiary of Neptune.

DESCRIPTION OF THE BUSINESS

1. EXECUTIVE SUMMARY

Type of Business:

Acasti is a Canadian-based biopharmaceutical, subsidiary of Neptune (NASDAQ: NEPT - TSX.V: NTB). Acasti is dedicated in the research, development and commercialization of proprietary active pharmaceutical ingredients (API) for the management of cardiometabolic disorders, from prevention to treatment. Acasti develops first-in-class and best-in-class anti-dyslipidemic prescription drugs (Rx), medical foods (MF) and over-the-counter (OTC) products.

Product Portfolio:

The Acasti product portfolio includes proprietary highly concentrated phospholipids which functionalize EPA and DHA stabilized by potent antioxidant esters derived from R&D efforts over the last twelve years at Neptune and two years at Acasti. The Company's lead product and prescription drug candidate, CaPre™, intended for use in the treatment of dyslipidemia, has demonstrated a superior safety and efficacy profile in established preclinical models. CaPre™ will enter a more that $30 billion market and has the potential to achieve market sales of up to $250 million at three years' post-launch.

Business Vision and Strategy

Acasti's goal is to become a leading biopharmaceutical company focused on the development and commercialization of novel cardiovascular and metabolic therapeutics based on long-chain omega-3 phospholipids. The Company's near term goals are to a) achieve short term revenues through the sales of medical foods and over the counter (OTC) products, b) to successfully develop CaPre™ through clinical Phase II and achieve regulatory submission and c) to list Acasti Class A Shares with the Exchange. Longer term goals are to optimize regulatory strategies, expand its product pipeline by adding new fixed dose combinations and to out-license its APIs. Through these goals the Company will position itself as a M&A opportunity for larger pharmaceutical companies wishing to expand their cardiovascular portfolio.

Management Structure and Organization

The Acasti management consists of professionals experienced in business development, finance and science. The Acasti research team includes scientists with proven track records and business sense within their respective fields of expertise in product development, preclinical and clinical studies, pharmacology, regulatory, intellectual property as well as strategic alliances, business development and corporate affairs.

2. BRIEF DESCRIPTION OF ACASTI

Acasti is a Canadian-based biopharmaceutical company dedicated in the research, development and commercialization of its proprietary product portfolio for the management of cardiometabolic disorders, from prevention to treatment. Acasti is the maker of first-in-class and best-in-class anti-dyslipidemic prescription drugs ("**CaPre™**"), medical foods ("**Onemia™**") and over-the-counter (OTC) products ("**Vectos™**"). Our lead product, CaPre™, intended for use in the treatment of dyslipidemia has demonstrated a superior efficacy and safety profile in established preclinical models.

Acasti commenced operations in August 2008 after having acquired from its parent company, Neptune, an exclusive worldwide license, to research and develop new active pharmaceutical ingredients (API) based on Neptune's proprietary omega-3 phospholipid technology and intellectual property. Further to product development Acasti initiated Investigational New Drug (IND), enabling research aiming towards IND/Clinical Trial Application allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase II clinical studies. Acasti new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), prescription medical food and drug products. The products developed by Acasti are expected to require the approval from the Health Canada and/or U.S. FDA authorities before clinical studies are conducted and approval from similar regulatory organizations are obtained before sales are authorized. The Company will have to finance its activities of research and development as well as its clinical studies to commercialization and/or licensing of rights.

Neptune proceeded with this transaction in order to segregate its cardiovascular pharmaceuticals activities from its nutraceutical activities which, in the opinion of Neptune's management, will allow the financial community to differentiate Acasti's cardiovascular pharmaceutical activities from Neptune's core nutraceutical business and will also enable Neptune and Acasti to independently attract respectively nutraceutical and pharmaceutical strategic alliances.

During the first quarter of the 2010 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (OTC), medical food and prescription drug (Rx) programs. Acasti has advanced negotiations for a deal with an undisclosed partner dealing at arm's length with the Company to commercialize an OTC product in the USA, Brazil and Canada. The product is presently in final development and scheduled for market launch in 2011. Negotiations are ongoing with more selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx and Medical Foods.

3. MARKET TRENDS AND COMPETITION

Acasti addresses the worldwide multi-billion dollar cardiometabolic and cardiovascular disease markets. Cardiometabolic disorders are considered among the leading health problems worldwide arising from the combined impact of obesity and cardiovascular disease. According to the American Heart Association 2006 to 2010 statistical fact sheets' updates, 102 million Americans have been diagnosed with hyperlipidemia, 34 million with low HDL (good cholesterol), 17 million with coronary artery disease and 145 million are overweight or obese. Amongst others, these cardiometabolic risk factors lead to 1.2 million new myocardial infarctions diagnosed each year of which only 1 of 3 survive. According to the 2009 Heart Disease and Stroke Statistics Update, the estimated direct and indirect costs of cardiovascular disease and stroke in the United States totalled USD 475 billion of which, USD 52 billion was spent only on medications[1].

Important risk factors for cardiovascular disease include low levels of high density lipoprotein (HDL-C "good cholesterol") followed by abnormally high levels of triglycerides and low density lipoprotein (LDL "bad cholesterol"), a disease known as Hyperlipidemia. Hyperlipidemia promotes plaque formation and narrowing of the arteries leading to heart attack, stroke and peripheral vascular and neurodegenerative diseases. Treatment focus has been mainly on lowering high levels of the bad cholesterol LDL. Treatment of choice are statins including brand names such as Lipitor®, Zocor® and Crestor® generating a worldwide statin market of over $30 billion. However statins have less effect than fibrates or niacin in raising HDL, the good cholesterol, now recognized as a major risk factor for developing cardiovascular disease. Treatment options to raise HDL are very limited and include Niaspan® (branded niacin from Abbott). This treatment gap creates an enormous unmet clinical need; the future market will be driven by increased use of combination therapies to raise HDL and new treatment options such as provided by omega-3 phospholipids.

Omega-3 ethyl esters are approved for the reduction of severely elevated triglycerides, typically defined as higher than 500 mg/dL (5.7 mmol/L). Lovaza®, the world's first prescription omega-3 fatty acid, manufactured by Norway-based Pronova Biopharma was initially marketed in the United States by Reliant Pharmaceutical. In November 2007, GlaxoSmithKline acquired Reliant for $1.7 billion, primarily for Lovaza which reached "blockbuster" status in 2009, with global sales topping $1 billion and U.S. sales reaching $758 million, according to market research firm IMS Health. Meanwhile in Japan, Mochida Pharmaceuticals has been marketing a product similar to Omacor, for several years. In the Japanese market, Epadel achieved sales of $335 million last year and it is growing at a rate of 6% a year. Epadel consists mainly of highly purified eicosapentaenoic (EPA) and it is administered as a dose of 1.8 gm/day (600 mg tid).

Acasti develops highly concentrated phospholipids (principle constituents of HDL) which carry and functionalize EPA and DHA stabilized by potent antioxidant esters and which are customized to respond to the physiological

---

1. American Heart Association, *2006 to 2010 statistical fact sheets' updates*

pathway of HDL production and cholesterol excretion. Evidence has shown that an increase in HDL-C of 0.026 mmol/L equates with a 2% relative risk reduction in the incidence of coronary events in men and 3% in women[2].

Recent studies indicated that the prime component of HDL modulating cholesterol efflux was HDL-phospholipids and not necessarily apolipoprotein apoA-1. The reduced efficiency in cholesterol efflux in rats expressing high concentrations of human apoA-I has been shown to be due to a marked decrease in the HDL-Phospholipid:apoA-I ratio in the serum.

4. COMPETITORS OF THE COMPANY

There are two types of competition Acasti may face: a) competitors developing long chain Omega-3 phospholipids targeting cardiovascular disorders and b) companies targeting the same therapeutic field with other natural or synthetic regimens.

Presently there are few companies producing long-chain omega-3 phospholipids focusing on heart related conditions such as Aker Biomarine (Trygg Pharma). Acasti has the competitive advantage of more than a decade of experience and validated safety and efficacy in preclinical and clinical settings alone and with its parent company, Neptune. Furthermore, Acasti is the worldwide exclusive licensee of Neptune`s patents protecting the manufacturing, composition and use of these well established medicinal omega-3 phospholipids for cardiometabolic disorders.

As previously described, presently available treatment options for dyslipidemia are limited to statins, for LDL (bad cholesterol) reduction, or fibrates and omega-3 esters like Lovaza® for triglyceride reduction. Treatment options to raise HDL are very limited and include Niaspan® (branded niacin). What is lacking is therapeutic agents which can effectively increase HDL while reducing triglycerides and/or LDL without major side effects. We are now left with the option to either inadequately treat patients suffering from cardiovascular and metabolic disorders or, to prescribe combination treatments hoping to address the risk factors while mitigating their known side effects. This treatment gap creates an enormous unmet clinical need; the future market will be driven by increased use of combination therapies to raise HDL and new treatment options such as provided by Acasti's patented omega-3 phospholipids which safely and effectively offer a more complete lipid management by reducing LDL and triglycerides while substantially increasing HDL.

The Company believes its principal competitors are as follows since they target triglycerides or they use an omega-3 approach either DHA or EPA or both combined in a mixture:

Competitor company	Product name	Development status	Type	Sales	Available where
GSK	Lovaza	Market	Rx	$1.1 B	In pharmacy
Abbott	Niaspan	Market	Rx	$0.7 B	In pharmacy
Solvay	Fenofibrate	Market	Rx	$1.3 B	In pharmacy
Amarin	ARM101	Phase III	Rx	none	In pharmacy
OmThera	Epanova	Phase III	Rx	none	In pharmacy

2. T. Gordon, W.P. Castelli, M.C. Hjortland, W.B. Kannel And T.R. Dawber, *High Density Lipoprotein As A Protective Factor Against Coronary Heart Disease. The Framingham Study,* Am J Med 62 (1977), Pp. 707–714.

5. DESCRIPTION OF PRODUCTS AND SERVICES

Acasti is the maker and owner of 3 products, as listed below, composed of omega-3 phospholipids and protected by patents.

Specification Name	*Brand name*
1) Medical food NMPL53:	*Onemia™*
2) Prescription drug NMPL66	*CaPre™*
3) NMPL43 for combination:	*Vectos™*


R1 and/or R2 is DHA or EPA
X is mainly choline

Intellectual Property

Acasti's goal is to obtain, maintain, and enforce patent protection for its products, formulations, methods and other proprietary technologies, preserve its trade secrets and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Acasti will actively seek to obtain the broadest intellectual property protection possible for its product candidates in the United States and abroad.

In August 2008, Neptune granted to Acasti a license to rights of its intellectual property portfolio related to cardiovascular applications. The transfer of this license allows Acasti to exploit intellectual property rights in order to develop novel active pharmaceutical ingredients into commercial products for three pharmaceutical markets, namely the over-the-counter (OTC), the medical food and the prescription drug market. Acasti is responsible for carrying out the research and development of the API, as well as required regulatory submissions and approvals and intellectual property filings with regards to cardiovascular applications. The following table summarizes the patent applications related to Acasti's license.

Patent description	Patent #	Expiration Date of the Patent	Holder
Composition of Matter (NATURAL PHOSPHOLIPIDS OF MARINE ORIGIN CONTAINING FLAVONOIDS AND POLYUNSATURATED PHOSPHOLIPIDS AND THEIR USES)	**WO 2003/011873**[(1)]	2022	Neptune
Method of Use for dyslipidemia (KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT)	**WO 2002/102394**[(1)]	2022	Neptune

Composition and use (CONCENTRATED THERAPEUTIC PHOSPHOLIPID COMPOSITIONS)	**USSN 61/256,106**	2029	Neptune

Note:

(1) Patent Number provided by the International Publication Number (WIPO).

A complete summary of the patents and patent applications, including the jurisdictions in which a patent is issued or a patent application is pending, is disclosed under Appendix "C" of this Application. A patent identification number differs from one jurisdiction to the other.

The Company is committed under the License to pay Neptune until the expiration of Neptune's patents on licensed intellectual property, a royalty equal to the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Company's gross margin; and (b) 20% of revenues from sub-licenses granted by the Company to third parties. The License shall expire on the date of expiration of the last-to-expire of the licensed patents and/or continuation in part and/or divisionals of the licensed patents. After the expiration of Neptune's patents on licensed intellectual property, the License will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

In addition, the License provides for minimum royalty payments notwithstanding the above of: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000 and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.

The Company has the option to pay future royalties in advance, in cash or in kind, subject to the prior Exchange's approval. in whole or in part, based on an established economic model contained in the License.

On February 28, 2011, the Company has entered into an agreement with Neptune in order to delay the due dates of the unpaid balance of the first minimum annual royalty payment, in the amount of $16,020, and of the second payment in the amount of $200,000, until August 7, 2012.

Pursuant to the terms and conditions of the License, the Company's manufacturing process requires Acasti to buy its raw materials from Neptune at cost plus a mark up, varying from 50% to 60% depending on Neptune production costs and Acasti selling price, which represents a minimal margin for Neptune and a competive price for Acasti products. The Company also have to pay royalties on sales and any sublicense, in cash or in kind, subject to the prior Exchange's approval.

Validation

A number of preclinical studies have demonstrated the safety and efficacy of Acasti's prescription drug (Rx), medical food (MF) and over-the-counter (OTC) products, starting from the early prevention and management to the treatment of dyslipidemia, glucose intolerance and metabolic disorders.

Vectos™: platform technology for the development of OTC pipelines:

Vectos™ has an intrinsic biological activity on triglycerides and LDL-cholesterol allowing the formulation of a variety of active principle ingredients (API) needing to be accentuated or complemented to improve either the API's activity or safety profile.

The Vectos™ platform enables the combination of active ingredients addressing therapeutic gaps and allowing the development of new OTC products or product lines. The features below summarize the commercial advantages of Vectos™:

- Improves drug activity profile (Clinical trial completed ± statin)
- Generates new intellectual property
- Allows fixed dose combinations:
    - Low Daily Recommended Intake
    - Solubilizing properties improving pharmacokinetics

- High stability
- Versatile vector
- Enhance and synergize biological activities
- Allows co-development deals and partnerships
- Fast to market opportunity generating possible licensing deal

Onemia™: medical food product

Medical Foods (MF) are at the intersection of food/functional food (FF) and prescription products (Rx). MF are regulated by FDA-CFSAN *[Sect 5b 21 USC 360ee(b)(3)]* and intended for specific dietary management of a disease with "distinctive nutritional requirements". Under the supervision of a physician, the MF contains ingredients that are generally recognized as safe (GRAS). Onemia™ was designed and intended for the dietary management of omega-3 phospholipid deficiency in metabolic disorders and illnesses associated with cell membrane disturbance. The consequence of this deficiency leads to a variety of conditions such as hyperlipidemia, atherosclerosis, diabetes, rheumatoid arthritis, gastroenterology disorders. Onemia™ is an original and a proprietary formulation with clinically proven ingredients Neptune krill oil being the main ingredient but 25% and 200% more concentrated in omega-3 and astaxanthin, respectively. The following are the milestones met so far by Onemia™:

- Successful manufacturing of Onemia™, a novel omega-3 phospholipid formulation
- Compliance of Onemia™ with FDA Medical Food regulations
- Implementation of commercial & operational strategies to generate short-term revenues
- FY2010/11-Q3 Market launch of Onemia™ for the management of cardiometabolic disorders

CaPre™ Prescription Drug:

CaPre™ has been tested in several preclinical models, such as mice (4 sub-species) and rats (2 sub-species). Various daily doses and durations of treatment were administered orally to assess the safety and efficacy of given compositions and to determine the pharmacokinetic profile.

Data has demonstrated that CaPre™ dose-dependently and significantly reduced the blood concentration of triglycerides and simultaneously elevated HDL while normalizing glucose intolerance in some animal models. Most importantly, these effects were achieved without the common side-effect of other traditional treatments, such as an increase in LDL.

Such studies were reviewed by Pr. Daniel Rader, M.D. (Professor of Medicine, Pharmacology, and Pathology and Laboratory Medicine, University of Pennsylvania School of Medicine and Director, Preventive Cardiovascular Medicine and Lipid Clinic) toward defining the safety, efficacy and the mechanisms of action of CaPre™.

The primary goal was to determine how this novel class of OM3:PLs-astaxanthin combination modulates blood lipids via a cellular cholesterol efflux mechanism where macrophages in the arterial wall intima take up modified LDL and become cholesterol-ester laden foam cells, which are the primary cell type in newly formed fatty streak lesions, and which play an important role throughout lesion progression and plaque vulnerability (atherosclerosis). The three aforementioned preclinical research results of the drug candidate CaPre™ are summarized below:

<u>Modulation of dyslipidemia in various mice models:</u>

CaPre™ was administered orally once-a-day in three (3) murine models reflecting either an healthy state or moderate to severe dyslipidemia. After only 6 weeks of treatment at very low doses ranging from 0.5 g to 2.0 g in human equivalent dosing, Acasti's novel drug candidate caused a statistically significant increase in HDL-C and a reduction in LDL-C while achieving up to a 60% reduction in TGs plasma concentrations.

a. Modulation of severe dyslipidemia in ZDF rats

The efficacy of CaPre™ was then evaluated on Zucker Diabetic Fatty, a diseased rat phenotype, characterized with established type 2 diabetes, glucose intolerance and severe dyslipidemia, particularly elevated triglycerides and cholesterol.

After 4, 8 and 12 weeks of chronic, single daily reatment with 500mg and 2,500mg in human equivalent dosing, CaPre™ significantly increased HDL-C (or "good cholesterol") by 40% at the lower dose and by up to 61% at higher dose after 3 months treatment in those severely affected rats.

b. Reversal of glucose intolerance in ZDF rats

CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) versus normal, healthy, age-matched SD rats. Both rat phenotypes were subjected to oral glucose tolerance tests (OGTT).

In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood.

Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats fully reversed glucose intolerance as per normal tolerance to glucose observed in SD rats. Also, healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

CaPre™ has been tested in several preclinical models, such as mice (4 sub-species) and rats (2 sub-species). Various daily doses and durations of treatment were administered orally to assess the safety and efficacy of given compositions to determine its pharmacokinetic profile.

Data has demonstrated that CaPre™ dose-dependently and significantly reduced the blood concentration of triglycerides and simultaneously elevated HDL while normalizing glucose intolerance in obese diabetic rats. Most importantly, these effects were achieved without the common side-effect of other traditional treatments, such as an increase in LDL.


Effects of CaPre™ on lipid biomarkers in male ZDF rats
compared to age-matched controls
Months of Treatment

6. BUSINESS STRATEGY & COMMERCIAL PLAN

Vision and Strategy

The Company's current strategy is a described below:

- Leverage the safety and efficacy of Neptune Krill Oil in a more concentrated format
- Follow an hybrid model (generating short-term revenues & blue sky potential)
- Build brand translating into financial independence
- Seek industrial partner for distribution, S&M for combination therapy products
- Raise big pharma interest with pharmaceutical development capability and know-how

In executing its plan, Acasti will become a leading biopharmaceutical company focused on the development and commercialization of novel cardiovascular and metabolic therapeutics based on omega-3 phospholipids. The Company's near term goal is to leverage its proprietary technology for use either as a standalone or in combination with other active ingredients, including statins, as a therapy offering better tolerability and efficacy for the treatment of cardiometabolic disorders. Through the following goals and corporate objectives the company will position itself as an M&A opportunity for larger pharmaceutical companies wishing to expand their cardiovascular portfolio.

a. To achieve short-term revenues with Onemia

- By developing sales and marketing capabilities in select markets and from multiple sources by early commercialization of OTC and medical food products.
- Acasti intends to avoid third party costs and directly market its first medical food Onemia™ in the United States for the management of cardiometabolic disorders.
- At a second stage Acasti will commercialize Onemia™ in select markets outside the United States where the product will be available in pharmacies behind-the-counter through strategic partners and distributors.
- Acasti aims to out-license the commercialization of its fixed dose combination over the counter products in partnership with major pharmaceutical companies in 2011.

b. To successfully develop CaPre™ through clinical Phase II and achieve regulatory submission

- Clinical research has demonstrated the cardiovascular health benefits of CaPre™ precursor, Neptune Krill Oil. Pre-clinical studies have further substantiated these benefits.
- Acasti has submitted a CTA for approval of a Phase II clinical study evaluating the safety and efficacy of CaPre™ on dyslipidemia.
- In the United States, Acasti has filed a PIND with positive feedback and is preparing to file the IND for FDA approval by the end of 2011.

c. To optimize regulatory strategies

- By filing a CTA and performing the first Phase II clinical trial in Canada, Acasti is at a very advantageous position to:
  - Acquire clinical data at an early stage of product development;
  - Simultaneously accumulate clinical data while completing the GLP toxicity studies required for the IND filing at the US-FDA;

- Complete a Phase II at a reduced cost as compared to that for a equivalent trial in the USA.

- Such a regulatory strategy, as compared to traditional regulatory avenues for demonstrating safety and efficacy, allows Acasti to achieve a significantly abbreviated development time to licensing and commercialization.

d. To expand Acasti pipeline

- As CaPre™ proves to be successful, Acasti will seek to expand its therapeutic applications through other extensive collaborative programs.

e. To out-license product(s)

- Acasti will continue to capitalize on its intellectual property by out-licensing key product developments and formulations (Vectos™ and CaPre™).

Commercial plan for Onemia™

Onemia™ is a product that is currently being marketed and was launched in the U.S. in late fall 2010 by Acasti. Onemia™ is a medical food intended to target problems associated with Cardiometabolic and Cardiovascular diseases such as hypertriglyceridemia, dyslipidemia and glucose intolerance. Onemia™ benefits from the actual health status worldwide and is advantaged by the following statistics from the Center for Disease Control:

- In 2008, 34% of the US population was obese (>72 million Americans);
- Another one-third of the population is overweight;
- Metabolic syndrome is on the rise - at least 33% of the US population;
- Being overweight leads to cardiovascular diseases (80 million Americans).

The markets for the management of hyperlipidemia and dyslipidemia are still dominated by statins which are still considered gold standard and block-busters (30 billions in sales out of a 35.6-billion market). However the following facts are advantageous for Onemia™:

- Statin patents expiration of the landmark product Lipitor 2010;
- Statins do not improve all signs of obesity (high triglycerides, glucose intolerance, low HDL);
- Omega-3 Rx such as Lovaza are still growing >$1 bn.

Medical Foods (MF) are at the intersection of food/functional food (FF) and prescription products (Rx) and their positioning is depicted by the scheme below. MF are regulated by FDA-CFSAN *[Sect 5b 21 USC 360ee(b)(3)]* and intended for specific dietary management of a disease with "distinctive nutritional requirements". Under the supervision of a physician, the MF contains ingredients that are generally recognized as safe (GRAS). One of the advantages of MF is time-to-market. Since no market pre-authorization is needed, MF can be launched quickly in the market place and thus allowing rapid revenues.


MF
Consumer Health Market
Food Companies
FF
Rx
Pharma Companies
Yoplait (Neptune)
Bayer (Neptune)

The Medical Food Onemia™ is designed and intended for the dietary management of phospholipid: omega-3 deficiency in metabolic disorders and illnesses associated with cell membrane disturbance. The consequence of this deficiency leads to a variety of conditions such as hyperlipidemia, atherosclerosis, diabetes, rheumatoid arthritis, gastroenterology disorders. Onemia™ is an original and a proprietary formulation with clinically proven ingredients

Neptune krill oil being the main ingredient but 25% and 200% more concentrated in omega-3 and astaxanthin, respectively.

The sales and distribution of Onemia™ are unique to Acasti. Onemia™ is currently marketed by Acasti's team, but instead of hiring a sales force composed of sales representative, Acasti, as a next step, intends to enter into a formal agreement with Crown Laboratories, Inc., a specialized telmed team based in Tennessee, acting at arm's length with the Company, to communicate the benefits of Onemia™ to specialists (cardiologists and endocrinologist) who understand the benefit of fish oil and more specifically omega-3 products such as Lovaza, a prescription product for high triglycerides. Acasti intends as a first wave of marketing to support its product with a visibility campaign in trade association shows and journals. The product will be made available through a strict supervision by the physician and will be sold ($150 for 60 capsules – a 30-day supply) either directly from the doctor's office and clinics or through a specialized so-called online pharmacy with a prescription code giving access to the patient who will receive Onemia via this outbound distribution. Acasti feels that Onemia™ may indirectly capture 1-2 % of the Lovaza market (>$1bn) which would represent a significant achievement. It is estimated that Onemia™ can generate $2.5 million in 18 months after its launch. As a second wave of targeting, Onemia™ will then be moved and promoted to doctors in osteopathy and registered nurses treating and monitoring patients exhibiting problems associated with an overweight conditions. It is important to note that Acasti is also planning in listing Onemia™ in only specific pharmacies where the likelihood of displacing and competing with Lovaza is high. Acasti has identified 6 pharmacies where Lovaza is prescribed for at least $1 million per year. This approach will avoid the expensive and costly operations of a U.S. national roll-out in pharmacies. Acasti is also currently seeking partners to commercialize Onemia™ outside the US, for which Acasti is already in discussions. Furthermore, Acasti is seeking partners to exploit Onemia™ in wider specialty and distribution networks.

7. OPERATIONS

Facilities

The Company's head office and operations are located at 225, Promenade Centropolis, suite 210, Laval, Québec, Canada, H7T 0B3. The lease is granted for a total consideration of $3,000, payable in equal monthly payments. The lease will expire in March 2011, with options to renew its term for two (2) additional one (1) year periods on the same term and conditions. For its animal facility and laboratories, Acasti has a sublease agreement with BELLUS Health Inc. located at 275, boulevard Armand-Frappier, Laval, Québec, Canada, H7V 4A7. The lease is granted for a total consideration of $8,500 payable in equal monthly payments. The lease will expire in March 2011.

These locations were chosen for the following reasons: proximity to the greater Montréal area, low rent costs, availability of qualified manpower and easy access to the two Montréal international airports.

Acasti through its exclusive license with will have full access to the manufacturing and analytical capacities of Neptune which allow Acasti to keep a lean and slim structure. In addition, Acasti has built quickly a support team for its operations and has established partnerships with a variety of top-notch service providers listed below in order to cover with the following activities regulatory affairs, manufacturing, preclinical and clinical research, distribution and marketing:

1. Regulatory affairs;
   a. Cooley LLP,
   b. BCF certifications,
2. Manufacturing,
   a. Phasex,
   b. KABS,
   c. Capsugel,
   d. Ropack,
3. Preclinical and clinical research;

a. Anapharm,
   b. Omega-quant,
   c. Patheon,
   d. LAB research,

4. Distribution and marketing;
   a. Crown laboratories,
   b. Admark

8. CORPORATE STRUCTURE

Management

Acasti management consists of professionals experienced in business development, finance and science. Acasti research team includes scientists with proven track records and business sense (Drs. Tina Sampalis and Pierre Lemieux, among others) within their respective fields of expertise in product development, preclinical and clinical studies, pharmacology, regulatory, intellectual property as well as strategic alliances, business development and corporate affairs.

Henri Harland, MBA, CEO

Mr. Henri Harland, 59 years old and founder of Neptune, has served as a director and the President and Chief Executive Officer of Neptune since its incorporation in 1998. He is also acting as a Director, Corporate Secretary and Chief Executive Officer of the Company since its inception in 2002. He has been involved in the krill research project since 1991 and was a pioneer in foreseeing its nutraceutical and pharmaceutical applications and potential role in nutrigenomics. Mr. Harland's vision, passion, dedication, creativity and leadership, over an extended period of time, resulted in building Neptune and creating the remarkable product that Neptune Krill Oil is today.

Tina Sampalis M.D., Ph.D., President

Dr. Sampalis, 49 years old, joined Neptune in 1999 and holds the position of Chief Scientific Officer. Dr. Sampalis has lead the R&D department of Neptune being responsible for R&D as well as intellectual property, regulatory affairs and key strategic alliances. She is presently heading as president the two pharmaceutical subsidiaries, Acasti Pharma and NeuroBioPharm. Dr. Sampalis is an Oncology Surgeon, trained in Physiology at McGill University, Medicine at the University of Patras (Greece), Dermatology at Göttingen University (Germany) and Marselisborg University (Denmark), Pediatric, General and Oncology Surgery at the University of Athens (Greece), graduate training (PhD) in Surgical Research at the University of Athens and a second PhD in Epidemiology and Experimental Surgery at McGill University. She has received several international scholarships and awards. Her work on Scintimammography resulted in her appointment at the International Educational Speakers Bureau, the Canadian and U.S. Faculty of Medical Speakers for Breast Imaging. Dr. Sampalis works full time for the Neptune group, which includes Acasti and NeuroBioPharm, and devotes, as of the date hereof, approximately 50% of her work time for Acasti.

Pierre Lemieux, Ph.D., Chief Operating Officer

Dr. Lemieux, 46 years old, recently joined the team as the Chief Operating Officer. He holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas, USA, and a PhD in biochemistry from Laval University, Canada, jointly with the University of Nottingham, England. In addition to his pharmaceutical development experience, Dr. Lemieux's brings extensive experience and knowledge of Medical Food ("MF") and Over-the-Counter ("OTC") development and markets, which he acquired at BiolActis as Chief Executive Officer. Mr. Lemieux works full time for the Neptune group, which includes Acasti and NeuroBioPharm, and devotes, as of the date hereof, approximately 80% of his work time for Acasti

Xavier Harland, CFA, Chief Financial Officer

Xavier Harland, 29 year old, recently joined the team as Chief Financial Officer. He graduated from Laval University in Actuarial Science in 2003. He is also a CFA charter holder since 2007 and FRM holder since 2006. Xavier Harland has been working as Director of Finance for Neptune since 2004. Mr. Harland works full time for the Neptune group, which includes Acasti and NeuroBioPharm, and devotes, as of the date hereof, approximately 20% of his work time for Acasti.

Scientific Advisory Board

Acasti is further assisted by external academic experts comprising a dedicated Scientific Advisory Board *(SAB)*:

Steven E. Nissen M.D. MACC

a. *Chairman, Cleveland Clinic, Cardiovascular Medicine, & Past President, Am. College of Cardiology*

b. *Globally recognized leader in heart disease and LDL/ HDL*

Jacques Genest, M.D., CM, FRCP; FACC, FAHA

a. *Professor of Medicine and Head of Cardiology at McGill University; holds the McGill/Novartis Chair*

b. *Author of current Canadian guidelines for Dx & Tx of dyslipidemia*

Magdy M. Abdel-Malik Ph.D.

a. *President of Quaestio Global Partners LLC (Quaestio GP)*

b. *Former Global External Opportunities at Pfizer Consumer Healthcare*

Professor Ruth McPherson, M.D., Ph.D.

a. *Professor, Depts of Medicine & Biochemistry, University of Ottawa*

b. *Merck Frosst Canada Chair in Atherosclerosis Research*

Professor William Harris, PhD

a. *Internationally recognized expert on omega-3 fatty acids*

b. *Co-developer of the Ω3 Index as a new risk factor for cardiovascular & neurocognitive disease*

Board of Directors

Henri Harland

See description under subsection "Corporate Structure – Management".

Dr. Ronald Denis

Dr. Ronald Denis, 58 years old, has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees. Dr. Denis works part time for the Company by devoting normally between 5% and 10% of his work time.

Michel Chartrand

Since July 2009, Michel Chartrand, 50 years old, is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice President of Gestion Santé Services Obonsoins inc. Mr. Chartrand works part time for the Company by devoting normally between 5% and 10% of his work time.

Marc Lebel

Marc LeBel, 56 years old, is the holder of a Pharmacy Doctor (Pharm.D.) and the founder of Anapharm Inc. At present, he is president of Production Glaciel. He acted as the Executive Vice-president of Pharmanet, company owning Anapharm. Since its inception in 1994 with 8 employees, Anapharm grew to 960 employees in 2007, with business sites in Montreal, Trois-Rivières, Toronto and headquarters in Quebec City. Mr. LeBel was or is currently, a Board member of Université Laval, Festival du cinema des 3 Amériques, SiliCycle, Sinergia, Virocell, TGN Biotech and BCM Biotech. He is the author of 120 publications and 130 communications. He received the following honors: Excelsia 2006 Bio-Quebec, Grand diplômé Université Laval, and leadership from Canadian Society for Pharmaceutical Sciences.

Martin Godbout

Mr. Martin Godbout, 54 years old, holds a B.Sc. in Biochemistry (1979) and a doctorate in physiology and molecular endocrinology from Laval University. From 1985 to 1990, he received a postdoctoral fellowship from the Medical Research Council of Canada (MRC) and went to San Diego, California, where he continued research work in molecular neurobiology at the Scripps Research Institute. From May 1994 to May 1997, he was chairman and CEO of Innovatech Quebec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of the Company BioCapital, a Canadian venture specialized in private financing of startup companies demonstrating strong potential in the areas of health and biotechnology. Since 2004, Mr. Godbout is a director of MethylGene, a public company listed on the TSX Exchange. Mr. Godbout is currently a director on several boards of high technology companies, foundations and scientific organizations such as AmorChem, AngioChem, Asmacure, BioQuébec and the Ataxia Charlevoix Foundation.

Employees

As at the date of this Application, the Company employed 6 persons in Canada, broken down as follows:

- 2 management team members
- 1 administrative staff
- 0 salespersons
- 3 research and development specialists and
- 0 production personnel.

The Company relies on the administrative and other staff of its parent company, Neptune.

The Company's employees are not covered by any collective bargaining agreement or represented by a trade union.

The Company places special emphasis on training for its personnel. The compensation system includes incentives that have a direct impact on productivity. The Company's current status as an emerging company fosters creativity, resulting in team drive and initiative. New ideas are encouraged by management.

9. TIMELINES AND MILESTONES

The timelines and action plan for Acasti's 3 products are shown in tables below.

Timelines and action plan for Medical foods and OTC

Program (CY)	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12
MF Onemia™ (Cardio) Marketing								
Cardiometabolic efficacy								
Telmed launch / Online pharmacy								
Recruit GPs and KOLs								
Market Expansion → Partners								
BTC Wholesale partnership (ie.McKesson)								
License brand to specialty pharma								
Vectos™ platform Combo Preclinical								
Stability of prototypes								
Licensing OTC deal								

Timelines and action plan for prescription drug CaPre™

Program (CY)	Q4 10	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12
CT Manufacturing								
CMC & Analytical GLP								
CTA filing & Ph II approval								
Ethics								
Atherosclerosis outcome (MoA)								
Phase II								

Corporate Milestones to be reached in 2011

- Short-term revenues from commercialization of Onemia™ in the USA
- Approval of CTA for Phase II with CaPre™ in Canada
- Initiation of Phase II clinical study with CaPre™ in Canada
- Listing with TSX-Venture authorities of Acasti shares
- Submission of IND-application for clinical study in USA
- Short term revenues from out-licensing the commercialization of OTC-Vectos™ to pharmaceutical partner
- Expand intellectual property landscape of formulations in Cardiovascular, Metabolic and endocrine diseases.
- Develop additional fixed dose combinations product (statins, Niacin, and hypoglycemic agents) with omega-3 phospholipids or other novel formulations.

LISTING

The Applicant is seeking to list its Class A Shares on the Exchange. The listing of the Class A Shares will be subject to the Company's fulfilling all the Exchange's listing requirements.

The Applicant's authorized share capital consists of an unlimited number of Class A, B, C, D and E Shares, of which 64,434,444 Class A Shares, assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date, were issued and outstanding as of the date of this Application.

FINANCING

No financing will be realized concurrently with the filing of this Application.

From March 2009 until November 30, 2010, 3,285,530 Series 2 Warrants were exercised by Acasti shareholders to purchase an equal number of Class A Shares at a price of $0.40 representing gross proceeds of $1,314,212.

During the six-month period prior to the date hereof, the Company has completed the following financings:

As of November 30, 2010, Neptune and Gestion Harland Inc., a company controlled by the CEO of Neptune, exercised 2,970,000 and 30,000 Series 5 Warrants respectively to purchase a total of 3,000,000 Class A Shares at a price of $0.30 representing gross proceeds of $900,000.

On the same date, Neptune also exercised 5,418,381 Series 3 Warrants to purchase an equal number of Class A Shares at a price of $0.40, representing gross proceeds of $2,167,352, and transferred 2,418,381 Class A Shares to third party shareholders upon their exercise of 2,418,381 Conversion Call-Options (as defined under sections "Prior Sales") at a price of $0.50 each.

As at February 28, 2011, the total funds available to the Company are approximately $2,635,000. The Company's available funds will be used to execute the Company's business plan as described under section "Description of the Business". The principal use of available funds is detailed as follows: $1,438,000 for prescription drug development program and $67,750 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $925,000. The Company should have approximately $204,250 of unallocated funds at the end of the 12-month period ending February 28, 2012, assuming no sales are realized by the Company over that same period.

DIVIDENDS AND OTHER DISTRIBUTIONS

The Company's current intention is to re-invest future earning to finance the growth of its business. Consequently, it does not intend to pay dividends in the foreseeable future. Any decision to pay cash dividends is left to the judgment of the Board of Directors and will depend on financial position, results of operations, capital requirements and such other factors as the Board of Directors shall deem relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Applicant's Management Discussion and Analysis for the year ended May 31, 2008, the nine-month period ended February 28, 2009, the year ended February 28, 2010 and for the nine-month period ended November 30, 2010 and filed on SEDAR are hereby incorporated by way of reference.

DISCLOSURE OF OUTSTANDING SECURITY DATA ON FULLY DILUTED BASIS

The Company's authorized capital consists of an unlimited number of Class A, B, C, D and E shares with no par value. As of the date of this Application, assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date, only 64,434,444 Class A Shares are issued and outstanding.

There are currently 1,530,000 Class A Shares reserved pursuant to the Company Stock Option Plan, as defined under section "Stock Option Plan". Upon the filing of this Application on SEDAR, there will be 6,443,444 Class "A" Shares reserved for issuance pursuant to the Company Sock Options Plan, representing 10% of the Class A Shares issued and outstanding as of Listing Date. Shareholders' approval will be necessary to adopt such modifications to the Company Stock Option Plan at the Company's next shareholders' annual and special meeting.

Class A Shares

Each Class A Share shall entitle the holder thereof to one vote per share in all shareholder meetings of the Company. The holders of Class A Shares are entitled to dividends that are set and declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Class A shareholders shall be entitled to share in the remaining property of the Company, subject to the order of priority set out in the share capital of the Company.

Securities Convertible into Class A Shares

There are currently 6,000,000 Series 4 Warrants held by Neptune. Each Series 4 Warrants allows its holder to purchase one Class A Share at a price of $0.25 until October 8, 2013.

There are also 850,000 stock options issued and outstanding under the Company's Stock Option Plan. Each option allows its holder to purchase one Class A Share at a price of $0.25 expiring ten (10) years after their date of grant.

DESCRIPTION OF SECURITIES TO BE LISTED

The Application covers the listing of Class A Shares as described above under section "Disclosure of Security Data on Fully-Diluted Basis".

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company's consolidated capitalization as for the period indicated. This table should be read in conjunction with the Company's consolidated financial statements, including the accompanying notes, which are incorporated by reference in this Application.

	Number of securities issued and outstanding as at November 30, 2010	**Number of securities issued and outstanding as at the date of this Application**
Class A shares voting, participating and without par value	59,174,444	64,434,444 (1)
Class B shares multi-voting, non-participating redeemable shares reclassified as liabilities	5,000,000(1)	-
Class C shares non-voting, non-participating and redeemable shares reclassified as liabilities	260,000(1)	-
Stock Options granted and outstanding (2)	850,000	850,000
Series 3 Warrants (3)	7,081,619	-
Series 4 Warrants(4)	6,000,000	6,000,000

Notes:

1. All Class B and Class C Shares will be converted into Class A Shares on a 1:1 basis prior to the Listing Date;
2. Stock options were granted on October 8, 2008 at an exercise price of $0,25 and expiring on October 8, 2018. There are currently 1,530,000 Class A Shares reserved pursuant to the Company Stock Option Plan. On the Listing Date, there will be 6,443,444 Class "A" Shares reserved for issuance pursuant to Acasti Stock Options Plan, representing 10% of the Class A Shares issued and outstanding as of the date of this Application, assuming conversion of all Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date. Shareholders' approval will be necessary to adopt such modifications to the Company Stock Option Plan at the Company's next annual shareholders' meeting;
3. Series 3 warrants were issued on November 17, 2008 at an exercise price of $0.40 and expired on December 31, 2010; and
4. Series 4 warrants were issued on October 8, 2008 at an exercise price of $0.25 and expiring on December 31, 2013.

STOCK OPTION PLAN

The Company's stock option plan (the "**Company Stock Option Plan**") was approved by the Board of Directors on October 8, 2008 and amended and restated as of April 29, 2009 and March 21st, 2011.

The Company Stock Option Plan was adopted to ensure that the Company and its shareholders benefit from incentive participation through the holding of Shares by directors, officers, employees and consultants of the Company, as designated by the Board of Directors.

The Company Stock Option Plan is administered by the Board of Directors, which will determine, *inter alia*, the number of Class A Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Company Stock Option Plan. The Company's Compensation Committee is responsible for overseeing and managing the Company Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Class A Shares of the Company representing, from time to time, up to 10% of the outstanding issued Class A Shares of the Company then outstanding may be granted by the Board of Directors pursuant to the Company Stock Option Plan.

There are currently 1,530,000 Class A Shares reserved for issuance pursuant to the terms of the Company Stock Option Plan. On the Listing Date, there will be 6,443,444 Class "A" Shares reserved for issuance pursuant to Company Stock Options Plan, representing 10% of the Class A Shares issued and outstanding as of the date of this

Application, assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date. Shareholders' approval will be necessary to adopt such modifications to Acasti Stock Option Plan at the Company's next annual shareholders' meeting

Not more than 5% of shares issued by the Company may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Company Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Company outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Company outstanding.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director's term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities (including the Exchange if applicable) and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Company Stock Option Plan. However, unless option holders consent to the amendment or termination of the Company Stock Option Plan in writing, any such amendment or termination of the Company Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Company Stock Option Plan.

The Company Stock Option Plan must be approved each year by its shareholders at its annual general meeting.

PRIOR SALES

Acquisition of an Exclusive Worldwide License

On August 7, 2008, Neptune, sole shareholder of the Company's capital stock on that date, transferred to the Company an exclusive worldwide License. In exchange for the License, the Company issued 5,000,000 Class B Shares at a price of $0.80 per share, 26,000,000 Class C Shares at a price of $0.20 per share, and 6,000,000 Series 4 Warrants and 3,000,000 Series 5 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent appraisal prepared for the Company. All Class B and Class C Shares will be converted into Class A Shares on a 1:1 basis prior to the Listing Date.

Private Placements

On October 8, 2008, Neptune realized a private placement of convertible debentures ("**Debentures**") for gross proceeds of $2,750,000 (the "**Private Placement**"). As part of the Private Placement, Neptune issued 1,100,000 Neptune warrants with an exercise price of $1.25 and maturing on April 30, 2010 (the "**Debenture Subscription Warrants**") and 1,100,000 call-options with an exercise price of $0.25 and maturing on April 30, 2010 (the "**Subscription Call-Options**"). Each Debenture bearing interest at 8% annual rate was convertible / exchangeable as follows at the discretion of its holder:

a. Redemption at maturity;

b. Prior to November 30, 2010, convertible into Neptune units ("**Neptune Units**") issued (i) at a price of $1.25 each for the portion of the converted principal; and (ii) at the Market Price of Neptune shares for the portion of unpaid interest on the conversion date. Each Neptune Unit is comprised of one Neptune common share and one-half Neptune common share purchase warrant with an exercise price equal to the Market Price of Neptune shares on the conversion date of the Debenture and maturing 12 months following the conversion date;

c. From June 1, 2009, convertible into Acasti units ("**Acasti Units**"), principal and interest, at a variable conversion price depending on the conversion period as set out hereunder. Each Acasti Unit is comprised of one Class A Share and one call-option on Class A Shares held by Neptune (the "**Conversion Call-Options**").

   i. From June 1, 2009 to November 30, 2009: (principal and interest) convertible at a conversion price of $0.25 per Acasti Unit, each Conversion Call-Option having an exercise price of $0.50 and maturing 12 months following the conversion date;

   ii. From December 1, 2009 to May 31, 2010: (capital and interest) convertible at a conversion price of $0.50 per Acasti Unit, each Conversion Call-Option having an exercise price of $1.00 and maturing 12 months following the conversion date;

   iii. From June 1, 2010 to November 30, 2010: (capital and interest) convertible at a conversion price of $1.00 per Acasti Unit, each Conversion Call-Option having an exercise price of $1.50 and maturing 12 months following the conversion date;

As of the date of this Application, $2,166,000 of Debenture principal and $197,968 of interest accumulated on the Debenture principal, have been converted in Class A Shares at a price of $0.25 resulting in the transfer of 9,455,867 shares of Acasti. In addition, as of the date of this Application 1,086,400 Subscription Call-Options were exercised at a price of $0.25 per call-option and 2,418,381 Conversion Call-Options were exercised at a price of $0.50 per call-option. All remaining Subscription Call-Options and Conversion Call-Options have expired.

On November 17, 2008, Neptune proceeded with a private placement in the amount of $2,500,000 in the Company for the subscription of 12,500,000 Class C Shares at a price of $0.25 per share and 12,500,000 Series 3 Warrants at an exercise price of $0.40 and maturing on December 31, 2010. 12,500,000 Class C Shares were converted into Class A Shares on a 1:1 basis in November 2009.

Offer to exchange notes payable by Neptune for Company units carried out on November 27, 2008

In July 2008, Neptune's Board of Directors declared a dividend distribution of $ 0.00025 per share for an amount of $9,380 payable by the issuance of transferable non-convertible notes, such notes maturing two years after the date of issue, bearing interest at a rate of ten percent (10%) per annum. In August 2008, the Boards of directors of both Neptune and Acasti, approved an exchange offer made by the Company to all holders of Neptune notes, which exchange offer was also approved by Neptune shareholders at their annual and special meeting held on September 25, 2008. The Company offered to acquire up to 9,380,355 notes at a price equal to the value of to notes payable by the issuance of up to 9,380,355 units, each unit being comprised of one Class A Share and one Series 2 Warrant. On November 17 and 27, 2008, the Company exchanged a total of 9,230,533 notes for an equal number of units. The remaining 149,822 notes held by persons in jurisdictions where the applicable legislation did not allow the exchange was paid in cash ($149) by the Company on November 27, 2008.

Exercise of warrants and acquisition rights as of the date of this Application

From March 2009, 3,285,530 Series 2 Warrants were exercised by Acasti shareholders to purchase an equal number of Class A Shares at a price of $0.40 representing gross proceeds of $1,314,212.

On November 30, 2010, Neptune and Gestion Harland Inc., a company controlled by the CEO of Neptune, exercised 2,970,000 and 30,000 Series 5 Warrants respectively to purchase a total of 3,000,000 Class A Shares at a price of $0.30 representing gross proceeds of $900,000.

On the same date, Neptune also exercised 5,418,381 Series 3 Warrants to purchase an equal number of Class A Shares at a price of $0.40 representing gross proceeds of $2,167,352, and transferred 2,418,381 Class A Shares to third party shareholders upon their exercise of 2,418,381 Conversion Call-Options at a price of $0.50 each.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

A total of 40,418,031 Class A shares to be listed under this Application will be deposited with Computershare Investor Services Inc. pursuant to the Exchange Policy 5.4 and pursuant to a securities escrow agreement to be entered into on the Listing Date between the Company, the principals and Computershare Investor Services Inc. (the "**Escrow Agreement**").

The escrow requirements are applicable to all Principals of the Company. Principals include all persons or companies that, on the Listing Date, fall into one of the following categories:

- directors and senior officers of the Company or of a material operating subsidiary of the Company, as listed in this Application;
- promoters of the Company during the two years preceding this Listing;
- those who own and/or control more than 10% of the Company's voting securities immediately after completion of this Listing if they also have appointed or have the right to appoint a director or senior officer of the Company or of a material operating subsidiary of the Company;
- those who own and/or control more than 20% of the Company's voting securities immediately after completion of this Listing, and
- associates and affiliates of any of the above.

The following table shows, as at the date hereof, the number of securities of each class of securities and the percentage that number represents of the outstanding securities of that class that will be escrowed on the Listing Date.

Name of the Shareholder	**Designation of Class**	**Number of Securities Held in Escrow**	**Percentage of Class of Securities** (1)
Neptune Technologies et Bioressources Inc.	Class A	38,617,733	59.93 % (2)
Henri Harland	Class A	1,376,043(3)(4)	2.14 %(3)(4)
	Stock Options	200,000	23.53 %
	Series 4 Warrant	1,425,000	23.75 %
Tina Sampalis	Class A	269,991	N.A
	Stock Options	200,000	23.53 %
	Series 4 Warrant	1.425,000	23.75 %
Xavier Harland	Class A	130,764	N.A.
	Stock Options	50,000	5.88 %
	Series 4 Warrant	175,000	2.92 %
Michel Chartrand	Class A	1,000	N.A
	Stock Options	25,000	2.94%
	Series 4 Warrant	150,000	2.50 %
Ronald Denis	Class A	22,500	N.A
	Stock Options	25,000	2.94 %
	Series 4 Warrant	200,000	3.33 %

Note:

(1) assuming conversion of all Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date.

(2) representing 54.21 % the Class A Shares issued and outstanding at the date of this Application on a fully-diluted basis.

(3) 821,750 Class A Shares representing 1.28 % (or 1.15% on a fully-diluted basis) of the Class A Shares issued and outstanding at the date of this Application are held by Gestion Harland Inc., a company controlled by Mr. Henri Harland, CEO of Acasti.

(4) representing 1.93 % the Class A Shares issued and outstanding at the date of this Application on a fully-diluted basis.

The Escrow Agreement provides that the escrowed securities will be released as follows:

Issuance Date of the Exchange bulletin	5 % of escrowed securities
6 months following Issuance Date of the Exchange bulletin	5% of remaining escrow securities
12 months following Issuance Date of the Exchange bulletin	10% of remaining escrow securities
18 months following Issuance Date of the Exchange bulletin	10% of remaining escrow securities
24 months following Issuance Date of the Exchange bulletin	15% of remaining escrow securities
30 months following Issuance Date of the Exchange bulletin	15% of remaining escrow securities
36 months following Issuance Date of the Exchange bulletin	40% of remaining escrow securities

Under the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings within the escrow are:

- transfers to continuing or, upon their appointment, incoming directors and senior officers of the Company or of a material operating subsidiary, with approval of the Board;
- transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse or children (if permitted under applicable tax legislation);
- transfers upon bankruptcy to the trustee in bankruptcy; and
- pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow. Tenders of escrowed securities to a take over bid are permitted provided that, if the tenderer is a principal of the successor corporation upon completion of the take over bid, securities received in exchange for tendered escrowed securities are substituted in escrow on the basis of the successor corporation's escrow classification.

PRINCIPAL SECURITYHOLDERS

The following table lists the names of the persons or companies that, as of the date of this Application, were the registered owners or that, to the Company's knowledge, were the beneficial owners, directly or indirectly, of more than 10% of the Class A Shares of the Company.

Name	Class of Shares Held	Type of Owner	Number and Percentage Held at the Listing Date
Neptune Technologies & Bioressources Inc.	Class A	Beneficial owner	38,617,733 / 59.93 %[1]

Note:

(1) Assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date.

DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the name, place of residence and principal function of each officer and director for the last five years, and if a director, the years in which such individual became a member of the Board of Directors and the number of the Company's Class A Shares of which each is the beneficial owner, directly or indirectly, or over which each has control or influence. The directors of the Company are in office until the next annual meeting.

Name and Municipality of Residence	Position Held Within the Company	Principal Function	Director Since	Number and Percentage of Class A Shares Held (1) (2)
Tina Sampalis (5) Laval, Canada	President	President of the Company and Chief Scientific Officer of Neptune	-	269,991 / N.A
Henri Harland (6) (7) Rosemère, Canada	Chief Executive Officer, Corporate Secretary and Director	Chief Executive Officer of the Company, Director of the Company and President and Chief Executive Officer of Neptune	2002	1,376,043 / 2.14 % (3)
Pierre Lemieux (7) Sainte-Thérèse, Canada	Chief Operating Officer	Chief Operating Officer of the Company	-	Nil
Xavier Harland (7) (8) Blainville, Canada	Chief Financial Officer	Chief Financial Officer of the Company and Director of Finance of Neptune	-	130,764 / N.A
Michel Chartrand (4) (5) (6) Le Gardeur, Canada	Director	Vice-President of Retail Partner Solutions at McKesson Canada	2008	1,000 / N.A
Martin Godbout (4) (5) (6) Québec, Canada	Director	Director of Methylgene, AmorChem, AngioChem, Asmacure, BioQuébec and the Ataxia Charlevoix Foundation	2011	Nil
Ronald Denis (4) (5) (6) Montréal, Canada	Chairman of the Board of Directors	Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal	2008	22,500 / N.A
Marc Lebel (4) (5) (6) Québec, Québec	Director	President of Production Glaciel	2011	Nil

Notes:

(1) Assuming conversion of the Class B and Class C Shares into Class A Shares on a 1:1 basis prior to the Listing Date.

(2) The information as to Shares beneficially owned or over which the above-named individuals exercise control or direct and the foregoing information is not within the knowledge of the Company and has been furnished by each of those named above nominees individually.

(3) Of this number, 821,750 shares are held by Gestion Harland Inc., a company controlled by Mr. Henri Harland.

(4) Member of the Audit Committee.

(5) Member of the Compensation Committee.

(6) Member of the Corporate Governance Committee.

(7) Member of the Disclosure Committee.

(8) Xavier Harland was appointed Chief Financial Officer on March 21st, 2011 in replacement of Mr. André Godin.

Biographical notes and other relevant information required by securities regulation on all directors and members of senior management are provided in section "Description of the Business" under sub-section "Corporate Structure".

Other Reporting Issuer Experience

The following table sets out the directors and officers of the Company that are, or have been within the last five years, directors, officers or promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction:

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Tina Sampalis Laval, Canada	Neptune Technologies & Bioressources Inc.	TSX-V	Chief Scientific Officer	1999	Current
Henri Harland Rosemère, Canada	Neptune Technologies & Bioressources Inc.	TSX-V	President, CEO and Director	1998	Current
Michel Chartrand Le Gardeur, Canada	Neptune Technologies & Bioressources Inc.	TSX-V	Director	2009	Current
Martin Godbout Québec, Canada	MethylGene Inc.	TSX	Director	2004	Current
Ronald Denis Montréal, Canada	Neptune Technologies & Bioressources Inc.	TSX-V	Director	2009	Current

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is at the date of this Application, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after such director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No directors or executive officer of the Company, or any shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, (i) was as at the date of this Application, or within the 10 years prior to the date hereof has been, a director or executive officer of any company, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (ii) has, within 10 prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No directors or executive officer of the Company, or any shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company are subject in connection with the operations the Company since they also devote part of their respective work time with Neptune, which in

return has commercial interests that may be in competition with Acasti's own interests. Conflicts, if any, will be subject to the procedures and remedies as provided under the *Companies Act* (Quebec). The Company has also put in place adequate corporate governance policies, as per the Company's point of view, to identify and manage such potential conflicts of interest. A description of the corporate governance policies is disclosed under section "Audit Committee and Corporate Governance" including the Audit Committee Charter reproduced under Appendix "A" to this Application.

EXECUTIVE COMPENSATION PHILOSOPHY

This disclosure is intended to communicate the compensation provided to Henri Harland, the Company's Chief Executive Officer ("CEO"), André Godin, the Company's previous Chief Financial Officer before the arrival of Xavier Harland on March 21st, 2011, and Tina Sampalis, the only other executive officers of the Company during the last completed financial year (collectively, the "**Named Executive Officers**").

The Company's executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives' interests with those of the Company by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

Compensation of Named Executive Officers of the Company is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Company performance relative to objectives set out above. During the most recently completed financial years, Neptune's compensation committee and Acasti's Compensation Committee was composed of the same members, being Messrs. Michel Chartrand, Ronald Denis, Jean-Claude Debard and Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

During the most recently completed financial years, management compensation was established together with Neptune with respect their shared employees implicated in both companies. Based on the preceding assumption, a relevant fraction of the total compensation allocated to the management of the Company was recharged by Neptune to Acasti, corresponding to each employee's proper implication in Acasti's activities. As of the date of this Application, Acasti's Compensation Committee is composed of Messrs. Michel Chartrand, Ronald Denis, Marc Lebel and Martin Godbout. Since Acasti and Neptune will continue to share some employees together, management compensation will still continue to be established in coordination with Neptune's compensation committee which shares the same executive compensation philosophy as described below.

The compensation of the Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on payment for performance and the desire to remain competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company's executive officers, other than himself, for approval by the Board of Directors. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based, and as described in the following paragraphs.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board of Directors, generally based on actual vs. budgeted results.

The President and Chief Executive Officer salaries are based on comparable market consideration and the Compensation Committee's assessment of their performance, with regards to the Company's financial performance and progress in achieving strategic performance.

The Company did not practice any benchmarking during the financial year ended February 28, 2010 to establish the Named Executive Officers' remuneration.

Compensation Elements

Remuneration of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i) base salary;
(ii) grant of stock options of the Company and Neptune; and grant of incentive rights on warrants of Acasti, and its sister company, NeuroBioPharm; and
(iii) other elements of compensation, consisting of benefits.

Base Salary

The compensation of the Company's Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

Stock Options and Warrants

The grant of stock options to the Company's Named Executives Officers is aimed at recognizing and rewarding the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Company's Named Executive Officers as well as aligning the interests of the Company's executives with those of its shareholders.

The Company's Compensation Committee is responsible for overseeing and managing the Company Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant's position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading "Stock Option Plan" of his Application.

EXECUTIVE COMPENSATION

For more detailed information on total compensation paid to the Name Executive Office for their work in Neptune, Acasti and NeuroBioPharm during the financial year ended February 28, 2010, please refer to Neptune's Management Proxy Circular dated May 26, 2010 available on SEDAR at www.sedar.com. (the '**2010 Neptune Circular**") under section "Compensation of Directors and Officers and other Information".

The following table shows the annual and long-term compensation paid to the Named Executive Officer for services they have provided to the Company in any of their capacities.

Name and Principal Position	Year ended February 28	Salary ($)(1)	Option-based/Warrant-based awards(2)(3) ($)	Annual incentive plans ($)	All other compensation ($)(4)	Total compensation ($)
Henri Harland, Chief Executive Officer	2009	69,439	-	-	-	69,439
	2010	114,000	-	-	-	114,000
André Godin, Chief Financial Officer	2009	25,892	-	-	-	25,892
	2010	40,800	-	-	-	40,800
Tina Sampalis, President	2009	111,946	-	-	-	111,946
	2010	176,400	-	-	-	176,400

(1) The salaries correspond to the percentage of the Named Executive Officers' total salaries imputed to the Company by Neptune.

(2) The value of the option-based and warrant-based awards is based on a fair value of $0 respectively per option and warrants at the date of the award.

(3) The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Company's control.

(4) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2010 and 2009 fiscal period.

Outstanding Option-Based and Warrant-Based Awards

The following tables sets out all awards of stock options and grant of warrants outstanding to each Named Executive Officer at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2010. The Company has no equity incentive plan for direct share-based awards.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Henri Harland				
October 8, 2008	200,000	0,25	October 8, 2018	44,000
André Godin				
October 8, 2008	100,000	0.25	October 8, 2018	22,000
Tina Sampalis				
October 8, 2008	200,000	0.25	October 8, 2018	44,000

(1) Calculation is based on the estimated price of the Company's shares of $0.47 on February 28, 2010 given the absence of a market value for the Company's shares.

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Henri Harland				
October 8, 2008	1,250,000	0,25	October 8, 2013	44,000
André Godin				
October 8, 2008	700,000	0.25	October 8, 2013	22,000
Tina Sampalis				
October 8, 2008	1,250,000	0.25	October 8, 2013	44,000

(1) Calculation is based on the estimated price of the Company's shares of $0.47 on February 28, 2010 given the absence of a market value for the Company's shares.

The following table sets out the value of stock options and warrants held by the Named Executive Officers that vested during the financial year ended on February 28, 2010:

Name	Option-based/Warrant-based awards – Value vested during the year ($) (1)
Henri Harland	-
André Godin	-
Tina Sampalis	-

(1) None of the option-based and warrant-based awards vested during the financial year ended February 28, 2010 were in-the-money at their respective vesting date.

Other Forms of Compensation

The Company's executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations. Please consult the 2010 Neptune Circular under the heading "Compensation of Directors and Officers and other Information" for more detailed information. Please note that the only information in the 2010 Neptune Circular incorporated by reference in this Application is the information under the aforementioned heading only to the extent it relates to Acasti.

PENSION BENEFIT PLANS

The Company has no pension benefit plans.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Currently, termination and change of control benefits are under negotiation with Named Executive Officers.

COMPENSATION OF DIRECTORS

During the financial year ended February 28, 2010, the directors received no remuneration from the Company for services rendered as directors.

Summary Compensation Table –Directors

The total compensation paid to directors during the financial year ended on February 28, 2010, is set out in the following table:

Name and Principal Position	Year ended February 28	Salary ($)	Option-based/Warrant-based awards(1)(2) ($)	Annual incentive plans ($)	All other compensation ($)(3)	Total compensation ($)(4)
Michel Chartrand	2009	-	-	-	-	-
	2010	-	-	-	-	-
Jean-Claude Debard (4)	2009	-	-	-	-	-
	2010	-	-	-	-	-
Ronald Denis	2009	-	-	-	-	-
	2010	-	-	-	-	-
Daniel Perry (4)	2009	-	-	-	-	-
	2010	-	-	-	-	-

(1) The value of the option-based and warrant-based awards is based on a fair value of $0 respectively per option and warrants at the date of the award.

(2) The Company has adopted CICA 3870 Stock-based Compensation and Other Stock-based Payments to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions generally outside of the Company's control.

(3) The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for the 2010 and 2009 fiscal period.

(4) On March 21, 2011, Messrs. Jean-Claude Debard and Daniel Perry were replaced on the Board of Directors by Messrs. Martin Godbout and Marc Lebel effective as of the date of the Listing Date.

Acasti options and warrants were awarded to directors of the Company as the sole remuneration for additional responsibilities and workload attributable to the position they held in Acasti.

Option-Based and Warrant-Based Awards for Directors

The following table provides information on the number and value of each independent director's outstanding options and warrants at the end of the financial year ended February 28, 2010.

Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Michel Chartrand				
October 8, 2008	25,000	0,25	October 8, 2018	5,500
Jean-Claude Debard				
July 14, 2009	25,000	0.25	Julyl 4, 2019	5,500
Ronald Denis				
October 8, 2008	25,000	0.25	October 8, 2018	5,500
Daniel Perry				
October 8, 2008	25,000	0.25	October 8, 2018	5,500
(1) Calculation is based on the estimated price of the Company's shares of $0.47 on February 28, 2010 given the absence of a market value for the Company's shares.				

Warrant-Based Awards

Name / Grant Date	Number of securities underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the-money Warrants(1) ($)
Michel Chartrand				
October 8, 2008	175,000	0,25	October 8, 2013	38,500
Jean-Claude Debard				
July 14, 2009	100,000	0.25	October 8, 2013	22,000
Ronald Denis				
October 8, 2008	125,000	0.25	October 8, 2013	27,500
Daniel Perry				
October 8, 2008	100,000	0.25	October 8, 2013	22,000
(1) Calculation is based on the estimated price of the Company's shares of $0.47 on February 28, 2010 given the absence of a market value for the Company's shares.				

The following table sets out the value of stock options and warrants held by the directors that have vested during the financial year ended on February 28, 2010:

Name	Option-based/Warrant-based awards – Value vested during the year ($)(1)
Michel Chartrand	-
Ronald Denis	-
Daniel Perry	-
Jean-Claude Debard	-
(1) None of the option-based and warrant-based awards vested during the financial year ended February 28, 2010 were in-the-money at their respective vesting date.	

Securities authorized for issuance under equity compensation plans

The following table sets out, as at February 28, 2010, the share-based compensation plans of the Company pursuant to which Shares can be issued from treasury. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of Shares previously approved by the Shareholders and those not having been approved by the Shareholders. It must be noted that there is no plan which has not been approved by the Shareholders. The number of Shares which appears at the line "Share-based compensation plan" refers to the Company's Stock Option Plan.

Plan Category	(A) Number of Shares to be issued following the exercise of outstanding stock options (Class "A" Shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Class A Shares)
Share-based compensation plan approved by the Shareholders	850,000	0.25$	680,000
Share-based compensation plan unapproved by the Shareholders	N/A	N/A	N/A

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or who was within the thirty days prior to the date of the Application, a director, executive officer, employee or any former director, executive officer or employee of the Company or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of the date of this Application, indebted to the Company or a subsidiary of the Company or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

AUDIT COMMITTEE

The Charter of the Audit Committee is annexed to this Application as Appendix "A". The Charter was adopted by the Board of Directors as of November 17, 2008.

Composition of the Audit Committee

The Audit Committee will be composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Marc Lebel, Mr. Michel Chartrand and Mr. Martin Godbout. From the experience as described above in section "Corporate Structure", the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

Under Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), a director of an Audit Committee is "independent" if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member's independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Company to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company's financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

Ronald Denis – Mr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Mr. Denis' experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Michel Chartrand – is the Vice-President of Retail Partner Solutions at McKesson Canada. From 2004 to 2009 Mr. Chartrand was the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in Quebec. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning. Mr. Chartrand also holds a bachelor degree in Business Administration. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Marc Lebel – He was president and founder of Anapharm Inc. which grew to 960 employees in 2007, with business sites in Montreal, Trois-Rivières, Toronto and headquarters in Quebec City. Mr. Lebel was or is also currently, a Board member of Université Laval, Festival du cinema des 3 Amériques, SiliCycle, Sinergia, Virocell, TGN Biotech and BCM Biotech. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Mr. Martin Godbout – From May 1994 to May 1997, he was chairman and CEO of Innovatech Quebec, a technology investment fund of 60 million dollars. In May 1997, he became Vice-President of the Company BioCapital, a Canadian venture specialized in private financing of startup companies demonstrating strong potential in the areas of health and biotechnology. His experience required and contributed to the development of his ability to analyze financial statements and understand GAAP

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

During the financial year ended February 28, 2010, the Company has not relied on any exemption contained in NI 52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Fees

(a) Audit Fees

"Audit fees" consist of fees for professional services for the audit of the Company's annual financial statements, help for establishing interim financial statements and related matters. KPMG LLP, chartered accountants of Montréal, the Company's external auditors, billed to the Company $28,000 for the fiscal year ended February 28, 2010 and $28,000 for the nine-month fiscal period ended February 28, 2009, for the Company's audit fees.

(b) Audit-Related Fees

"Audit-related fees" consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and which are not reported under "Audit Fees" above. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed to the Company $3,000 for the fiscal year ended February 28, 2010 and none for the nine-month fiscal period ended February 28, 2009. These fees for services associated with the audit include, but are not limited to, the following:

- Meeting relating to the design and documentation of the Company's controls, in light of the regulations applicable to publicly-traded companies;
- Consultation on the presentation of notes to consolidated financial statements;
- Consultation on the accounting treatment and the evaluation of financial instruments of various matters.

(c) Tax Fees

"Tax fees" consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed to the Company $6,000 for tax fees for the fiscal year ended February 28, 2010 and $6,000 for the nine-month fiscal period ended February 28, 2009. Tax fees include, but are not limited to, preparation of tax returns.

(d) All Other Fees

The "other fees" include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Company's external auditors, billed no fees as to this matter during the fiscal year ended February 28, 2010 and for the nine-month fiscal period ended February 28, 2009.

CORPORATE GOVERNANCE

Board of Directors

(a) *Independent directors*

The Board of Directors considers that Mr. Ronald Denis, Mr. Marc Lebel, Mr. Michel Chartrand and Martin Godbout are "independent" within the meaning of Regulation 52-110, as it applies to the Board of Directors.

(b) *Directors who are not independent*

The Board of Directors considers that Mr. Henri Harland is not "independent" within the meaning of Regulation 52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Company.

(c) *Majority of directors are independent*

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of Regulation 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

Three (3) directors of the Board, being Messrs. Henri Harland, Ronald Denis and Michel Chartrand, sit on Neptune and NeuroBioPharm's boards of directors.

(d) *Independent directors do not regularly scheduled closed meetings*

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meeting.

(e) *Attendance record of directors for Board meetings*

Since the beginning of financial year ended February 28, 2010, the Board of Directors has held 5 meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	**Meeting Attendance**	**Telephone Meeting Attendance**
Henri Harland	5/5	-
Jean-Claude Debard [(1)]	-	3/3
Ronald Denis	5/5	-
Michel Chartrand	5/5	-
Daniel Perry [(2)]	-	5/5

Note:

(1) Jean-Claude Debard was Director of the Company from June 9, 2009 until the date of the Listing Date.

(2) Daniel Perry was Director of the Company from 2008 until the date of the Listing Date.

(f) *Chairman of the Board*

Mr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors' practices.

Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains within the full power of the Board of Directors.

Position Descriptions

(a) *How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.*

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Company. The primary role and responsibility of the chair of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the board; and (iii) act as liaison between the Board of Directors and, if necessary, management of the Company.

(b) *How the Board delineates the role and responsibilities of the CEO.*

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Company's annual plan. These objectives include a general

mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Company on an annual basis.

Orientation and Continuing Education

(a) *Measures the Board takes to orient new directors*

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company's business.

(b) *Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated / updated on a particular topic.

Ethical Business Conduct

(a) *Code of Business Conduct and Ethics*

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on November 17, 2008 which can be found on SEDAR at www.sedar.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Company. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Company. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b) *Steps the Board takes to ensure directors exercise independent judgement*

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the *Civil Code of Quebec,* to which the Company is subject as a legal person incorporated under the *Companies Act* (Quebec), a director of the Company must immediately disclose to the Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Company and its shareholders. The Company researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings

with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies. The Company will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders' meeting, the Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

The Board of Directors does not have a nominating committee. The Board of Directors used to be composed of the same members of Neptune's board of directors. As of the date of this Application, the Company has appointed two (2) independent directors having no material relationship with Neptune.

Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company's upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Company. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Company's officers, see "Executive Compensation" above.

The Compensation Committee is only composed of independent members within the meaning of Regulation 52-110. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Marc Lebel, Mr. Michel Chartrand and Mr. Martin Godbout.

Other Board Committees

Other than the audit committee and the compensation committee, the Company has a corporate governance committee, which is composed of five (5) members. Of this number, two members are considered not at arm's length, namely the president and chief executive officer as well as the Chairman.

The Company also has a disclosure committee, which is composed of four (4) members, All members are considered not at arm's length, namely the president, chief executive officer, the chief financial officer and the chief operating officer.

Assessments

No formal evaluation is in place. Assessments are not conducted on a regular basis. The Board of Directors from time-to-time examines and comments on its effectiveness and that of its committees and makes adjustments when necessary.

AGENT, SPONSOR OR ADVISOR

The Company entered into a engagement letter with Versant Partners Inc, (the "**Sponsor**"), having a registered office at 20, Queen St. West, Suite 3110, Toronto, Ontario, M5H 3R3 dated January 14, 2010 (the "**Engagement Letter**"), to act as sponsor with regard to this Application.

In connection with the services to be provided by the Sponsor pursuant to the terms and conditions of the Engagement Letter, the Company shall pay to the Sponsor a fee, exclusive of HST and other taxes, in the amount of $50,000, such fee to be payable as follows: (i) a $12,500 non-refundable deposit of $12,500 upon the execution of the Engagement Letter; and (ii) $37,500 payable upon completion of services. In addition, the Company shall pay all reasonnable out-of-pocket expenses of the Sponsor, including the reasonable legal fees and disbursements of Sponsor's legal counsel up to a maximum of $20,000, exclusive of disbursements, HST and other taxes.

The Sponsor does not hold any security or interest in Acasti. No securities will be issued to the Sponsor in connection with this Application.

RISK FACTORS

Investing in the Class A Shares involves a number of risks. Reader should carefully consider the risks described below, together with all of the other information included in this Application, including without limitation the risk factors set out under the heading "Risk Factors" in management's discussion and analysis of operating results and financial condition of the Company for the year ended February 28, 2010, before making an investment decision. If any of the following risks actually occurs, the Company's business, financial position or results of operations could be materially adversely affected. In such an event, the trading price of the Class A Shares could decline and investors may lose all or part of their investment.

RISKS RELATED TO OUR BUSINESS AND THE INDUSTRY

Ability to Secure Additional Financing

There can be no assurance that the Company will be able to raise the additional funding that it needs to carry out its business objectives. The development of the Company's business depends upon prevailing capital market conditions, the Company's business performance and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, control of the Company may change and shareholders may suffer additional dilution.

Inability to implement our business strategy

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Dependence on key personnel

The Company's success is dependent on certain key management personnel, primarily its executives, which is key to the existence and continuity of the Company. Furthermore, competition for qualified employees among biotechnology industry companies is intense, particularly with regard to sales staff, and the loss of key personnel or inability to attract and retain the additional highly skilled employees required for the expansion of activities could adversely affect the Company's business.

Labour relations

While labour relations with the Company's employees have been stable to date, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, our business could be adversely affected. The Company's employees are not represented by a trade union.

Availability and Source of Raw Materials

The Company depends on its parent Company, Neptune, for the sourcing of components for its various products. The Company believes that alternative sources of supply for its various raw materials exist. However, any change in the Company in its suppliers of components for its technology could have a significant impact on the Company's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw material exist, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of the Company to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Product liability

The sale and use of the products developed solely by the Company or under collaborative arrangements carry the risk of legal proceedings based on product liability. The Company maintains liability insurance coverage for issues of safety as well as for errors and omissions. While it believes such insurance coverage to be adequate, there can be no assurance that future claims based on product liability will not exceed the insurance coverage. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect itself against potential liability proceedings, the Company could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of products. The Company's obligation to pay indemnities or to withdraw a product following complaints could seriously affect its financial position as well as its future.

Competitive market for the Company's products and services

The pharmaceutical and biotechnology industries are highly competitive. Overall, most of the Company's competitors in the pharmaceutical and biotechnology industries are larger than it and might have greater financial and other resources, which could enable them to invest significant amounts of capital and other resources in their businesses, including expenditures for research and development. If one of the Company's current or future competitors develops innovative proprietary products, some of the Company's products could be rendered obsolete.

Hazardous Materials and Environmental Matters

The Company's research and development processes involve the use of certain hazardous materials. The Company is subject to federal, provincial, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The Company believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Company could be held liable for damages, which could exceed the resources of the Company. Although the Company believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Company will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future legislative or regulatory requirements.

Protection of intellectual property

The success of the Company's products depends to a significant extent upon its intellectual property, the underlying intellectual property of its parent company, Neptune, on which the Company's License depends and the goodwill associated with its business. The Company's intellectual property is subject to the following risks: (i) while some of its intellectual property is protected by registered trademarks in certain jurisdictions in North America and Canada and in certain other countries in which it operates, the Company may not be successful in asserting these rights; (ii) much of the Company's proprietary knowledge is based on specific manufacturing procedures and technological know-how, which do not afford the same level of protection as patents or other forms of registered intellectual property; (iii) despite its efforts, the Company may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent or superior to its products; and (iv) the laws of certain foreign countries may not protect its intellectual property rights to the same extent as laws in North America and abroad. From time to time, the Company may have to reformulate finished health and nutrition products to remove ingredients or discontinue sales of such products in response to patents obtained by other companies. If the Company fails to protect its intellectual property, the goodwill associated

with its business might be impaired and its ability to compete could be adversely affected. The above mentioned risks also apply to the underlying intellectual property of the Company's License owned by Neptune.

Litigation

Any unfavourable court judgment or other cases could affect the Company's cash flow. As of the date hereof, the Company has no material legal matters pending and does not foresee being party to any such legal action.

Regulation

In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, import, export, licensing, sale and storage of the Company's products are affected by a body of laws, governmental regulations, administrative determinations, including those by the Canada Food Inspection Agency and the U.S. Food and Drug Administration (FDA), court decisions and similar constraints. Such laws, regulations and other constraints can exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints. Failure by the Company to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Company's business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements might result in significant compliance costs or lead the Company to discontinue product sales and could have an adverse effect, resulting in significant loss of sales.

Risks of foreign exchange rate fluctuation

The Company is exposed to fluctuations of the Canadian dollar against certain other currencies because it publishes its financial statements in Canadian dollars, while a minor portion of its assets, liabilities, revenues and costs are or will be denominated in other currencies, such as the euro and the U.S. dollar, mainly because of the sale of the product Onemia in the U.S. market. Exchange rates for currencies of the countries in which the Company operates may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar and the euro, may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars. In general, the Company does not execute hedging transactions to reduce its exposure to foreign currency exchange rate risks. Accordingly, the Company may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. The Company does not typically carry currency convertibility risk insurance.

Changing market conditions

The biopharmaceutical market is constantly evolving, and there can be no assurance that such changes will not affect the market for biopharmaceutical treatment drugs and products. There can be no assurance that the Company will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with its customers.

Research and development risk

The Company is committed to significant research and development expenditures. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products. The Company is also committed to achieve certain milestones under the terms of its License with Neptune. There can be no assurance that the Company will be able to respect these milestones, as described under the License, a copy of which is available on SEDAR.

Prior Losses

Since commencement of its activities, the Company has recorded losses each year. It is expected that the Company will continue to experience operating losses until product sales and licensing rights income generate sufficient revenues to fund its continuing operations, including research and product development.

International market

The Company's international operations expose it and its representatives, agents and distributors to risks inherent to operating in foreign jurisdictions which could materially adversely affect its operations and financial position. These risks include:

- Country-specific taxation policies;

- Imposition of additional foreign governmental controls or regulations;

- Export license requirements;

- Changes in tariffs and other trade restrictions;

- Complexity of collecting receivables in a foreign jurisdiction.

Moreover, applicable agreements relating to business in foreign jurisdictions are governed by foreign laws and are subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the parties are located or another jurisdiction agreed upon by the parties. We cannot accurately predict whether such forum will provide an effective and efficient means of resolving disputes that may arise in the future. Even if it obtains a satisfactory decision through arbitration or a court proceeding, the Company could have difficulty in forcing any award or judgment on a timely basis or at all.

RISKS RELATED TO THE LISTING

Absence of previous public market and determination of listing price

Prior to the Listing, there has been no public market for the Class A Shares, and an active public market for the Company's Class A Shares may not develop or be sustained after the Listing. If an active public market does not develop, the liquidity of investors' investments may be limited, and the share price may decline below its initial listing price. The initial listing price will be determined by negotiation between the Company and the representatives of the Exchange and might bear no relationship to the price that will prevail in the public market.

Volatility of share prices

Share prices are subject to change due to numerous factors beyond the Company's control, including reports of new information, changes in the Company's financial position, failure by the Company to achieve financial results in line with analysts' expectations, or announcements by the Company or any of its competitors concerning new products.

There can be no assurance that the market price of the Company's shares will be protected from any such fluctuations in the future.

Immediate dilution

The initial listing price of the Class A Shares will significantly exceed the net tangible book value per Class A Share. Accordingly, if investors purchase Class A shares the latter will experience immediate and substantial dilution. If the outstanding options to purchase Class A Shares and other convertible securities are exercised, shareholders will experience additional dilution.

Future sales of Class A Shares

The market price of Class A Shares could decline as a result of issuances by the Company or sales by its existing shareholders of Class A Shares after the Listing, or the perception that these sales could occur. In addition, sales of Class A Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

Dividends

To date Company has never declared and / or paid any dividend on its Class A Shares. The Company currently intends to retain its future earnings, if any, to finance further research and business expansion. As a result, the return on an investment in Class A Shares will depend upon any future appreciation in value. There can be no assurance that the Class A Shares will appreciate or even maintain the price at which shareholders purchased their shares. See "Dividend Policy".

PROMOTER

Not applicable.

Legal proceedings and regulatory actions

The Company currently has no material legal matters pending and does not foresee being party to any such legal matters.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors, as of the date of this Application, except as described under "Principal Security Holders" no person or Company beneficially owns, controls or directs, directly or indirectly, Class A Shares carrying more than 10% of the voting rights attached to the Class A Shares.

To the knowledge of the Board of Directors, as of the date of this application, no director nor officer and no person or Company beneficially owning, controlling or directing, directly or indirectly, Class A Shares carrying more than 10% of the voting rights attached to the Class A Shares, nor any associates or affiliates of the foregoing, has any material interest in any transactions involving the Company.

INVESTOR RELATIONS ARRANGEMENTS

The Howard Group Inc., having its head office located at 1032, 17th Avenue, Calgary, Alberta, Canada, T2T 0A5 provides promotional and investor relation services for the Applicant.

Based in Calgary, Canada, The Howard Group was established in 1988 as a boutique "full service" Investor and Financial Relations firm. It provides a select number of Canadian publicly traded micro & small cap companies with strategic direction and exposure to targeted investment audiences.

The Howard Group will not have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over, securities of the Applicant.

The services offered by The Howard Group are part of a larger agreement entered into with Neptune and which involves the performance of promotional and investor relation services for the Applicant. All payments in connection with such services are currently assumed by Neptune. Terms involved with the performance of such services for the Applicant might be renegotiated with The Howard Group upon listing of the Company's Class A Shares.

AUDITORS, TRANSFER AGENT AND REGISTRARS

The auditors of the Company are KPMG LLP, Chartered Accountants, 600 Blvd De Maisonneuve West, Montréal, QC, H3A 3J2.

The registrar and transfer agent of the Class A Shares is Computershare Investor Services Inc., at its main offices in Montréal and Toronto.

MATERIAL CONTRACTS

With the exception of agreements entered into in the normal course of business, the only agreements of any significance with regard to the Listing that have been entered into by the Company within the two years prior to the date of this Application, or that must be signed by the Company at the latest by the close of this Offering, are the following:

(a) The Transfer Agent, Registrar dated November 17, 2008 between the Company and Computershare Investor Services Inc.;

(b) The Engagement Letter entered into between the Company and Sponsor dated January 14, 2011;

(c) The License agreement entered into between the Company and Neptune on August 7, 2008, as amended on February 20, 2009 and January 28, 2011;

(d) The Escrow Agreement to be entered into between the Company, certain security holders and Computershare Investor Services Inc. prior to the Listing Date;

A copy of the above agreements may be viewed or will be available for review on SEDAR at www.sedar.com.

EXPERTS

There are no persons or companies whose professional business gives authority to a statement made by the person or company who is named as having prepared or certified a part of this Application or prepared or certified a report or valuation described in this Application.

OTHER MATERIAL FACTS

There are no material facts relating to the securities qualified for listing that have not been disclosed in this Application.

EXEMPTIONS

The Applicant has not received any discretionary exemptions from any securities regulator or securities regulatory authority within the 12 month period preceding the date of the Application.

FINANCIAL STATEMENTS DISCLOSURE FOR ISSUERS

The following financial statements filed on SEDAR are hereby incorporated by reference into this Application:

1. the unaudited financial statements, filed on SEDAR on the same date as this Application was filed, for the nine-month period ended on November 30, 2010; and

2. the audited financial statements for the year ended on May 31, 2008, the nine-month period ended February 28, 2009 and the year ended February 28, 2010.

SIGNIFICANT ACQUISITIONS

Not Applicable.

CERTIFICATES

CERTIFICATE OF APPLICANT

March 23, 2011

Each of the undersigned hereby certifies that the foregoing constitute full, true, and plain disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

(s) Tina Sampalis	*(s) Xavier Harland*
Tina Sampalis, President	Xavier Harland, Chief Financial Officer

On behalf of the Board of Directors:

(s) Ronald Denis	*(s) Michel Chartrand*
Ronald Denis, Director	Michel Chartrand, Director

CERTIFICATE OF SPONSOR

March 23, 2011

To the best of our knowledge, information and belief the foregoing constitutes full, true and plan disclosure of all information required to be disclosed under each item of this Application and of any material fact not otherwise required to be disclosed under an item of this Application.

Versant Partners Inc.

(s) Paul Rajchgod
Paul Rajchgod

KPMG

KPMG LLP
Chartered Accountants
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
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Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

AUDITORS' CONSENT

The Board of Directors of Acasti Pharma Inc.

We have read the Form 2B Listing Application dated March 23, 2011 relating to the application for the listing of the Class A common shares of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned listing application of our report dated April 30, 2010 to the shareholders of the Company on the balance sheets of the Company as at February 28, 2010 and 2009 and the statements of operations and comprehensive loss, deficit and cash flows for the year ended February 28, 2010 and the nine-month period ended February 28, 2009, and of our report dated April 24, 2009 to the shareholders of the Company on the balance sheets as at February 28, 2009 and May 31, 2008 and the statements of earnings and comprehensive loss, deficit and cash flows for the nine-month period ended February 28, 2009 and the year ended May 31, 2008.

KPMG LLP

Chartered Accountants

Montreal, Canada
March 23, 2011

ACKNOWLEDGEMENT

The applicant hereby represents and warrants that it has obtained all consents required under applicable law for the collection, use and disclosure by the exchange of the Personal Information contained in or submitted pursuant to this Application for the purposes described in Appendix "B" in this Application.

ACASTI PHARMA INC.

(s) Tina Sampalis
Tina Sampalis, President

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS ASSISTS THE BOARD IN FULFILLING ITS OVERSIGHT RESPONSIBILITIES RELATING TO THE QUALITY AND INTEGRITY OF THE ACCOUNTING, AUDITING AND REPORTING PRACTICES OF THE COMPANY AND SUCH OTHER DUTIES AS DIRECTED BY THE BOARD OF DIRECTORS OR IMPOSED BY LEGISLATIVE AUTHORITIES OR STOCK EXCHANGES.

Structure and Organization

1. The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2. The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3. The Committee is expected to maintain free and open communication with management and the external auditors.

4. The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1. Meet periodically with representatives of the external auditors, the internal audit manager (if applicable) and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2. Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3. Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1. Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2. Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3. Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4. Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board's approval of the external auditors' appointment.

5. Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company's external auditors if applicable.

6. Non-audit services of minimal satisfy the pre-approval requirement on the following conditions :

   a) that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company's external auditors during the fiscal year in which the services are provided;

   b) that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

   c) that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company

The Committee shall:

1. Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2. Review the Company's financial statements, management's discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3. Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4. Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5. Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6. Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1. Review periodically with management any legal and regulatory matters that may have a material impact on the Company's financial statements, compliance policies and compliance programs.

2. Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3. Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4. Perform such other functions assigned by law, the Company's Articles or bylaws, or by the Board of Directors.

5. Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6. Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7. Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department (if applicable) with respect to the effectiveness of the risk limitation strategies.

8. to receive, examine and recommend to the Board of Directors the payment of material fees to any non arm's length person dealing with the Company, including Neptune Technologies & Bioressources Inc. ("**Neptune**");

9. The Board with the assistance of the Audit Committee must periodically evaluate the competiveness of the fees paid by the Company, with the rest of its industry to ensure that the fees paid to any person dealing with the Company, including Neptune, remains competitive at all time;

Authority of the Audit Committee

The Committee shall have the authority to:

1. Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2. Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3. Communicate directly with the internal and external auditors.

APPENDIX B

FORM 2B PERSONAL INFORMATION COLLECTION POLICY

Collection, Use and Disclosure

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including TSX Venture Exchange and Toronto Stock Exchange, (collectively referred to as the "Exchange") collect the information contained in or submitted pursuant to Form 2B (which may include personal, confidential, non-public or other information) and use it for the following purposes:

- to conduct background checks,
- to verify the Personal Information that has been provided about each individual,
- to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Applicant,
- to consider the eligibility of the Applicant to list on the Exchange,
- to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Applicant, or its associates or affiliates, including information as to such individuals' involvement with any other reporting issuers
- to detect and prevent fraud, and
- to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the capital markets in Canada.

Personal Information the Exchange collects may also be disclosed:

(a) to securities regulators and regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, and each of their subsidiaries, affiliates, regulators and authorized agents, for the purposes described above, and these agencies and organizations may use the information in their own investigations;

(b) on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange for the purposes described above; and

(c) as otherwise permitted or required by law.

The Exchange may from time to time use third parties to process information or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers for the purposes described above.

Questions

If you have any questions or enquiries regarding the policy outlined above or about our privacy practices, please send a written request to: Chief Privacy Officer, TMX Group, The Exchange Tower, 130 King Street West, Toronto, Ontario, M5X 1J2.

APPENDIX C

PATENTS AND PATENT APPLICATIONS

Country	Title	Application/ Registration number	Status	Year of Expiration of the patent
Canada	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	**2,449,898**	**Pending**	2022
China	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	**02,812,181.3**	**Pending**	2022
Europe	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	**02,734,945.5**	**Pending**	2022
Hong Kong	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	**05,100,648.1**	**Pending**	2022
Japan	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES,	**2003-504,980**	**Pending**	2022

	ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT			
Norway	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, ARTHRITIS, SKIN CANCER, PREMENSTRUAL SYNDROME, DIABETES AND TRANSDERMAL TRANSPORT	**2,003,5618**	**Pending**	2022
United States	KRILL AND/OR MARINE EXTRACTS FOR PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES, RHEUMATOID ARTHRITIS, SKIN CANCER AND TRANSDERMAL TRANSPORT	**11/640,235**	**Pending**	2022
Australia	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	**2002322233**	**Pending**	2022
Canada	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	**2,493,888**	**Pending**	2022
Europe	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	**No 1,417,211**	**Issued**	2022
United States	NATURAL MARINE SOURCE PHOSPHOLIPIDS COMPRISING FLAVONOIDS, POLYUNSATURATED FATTY ACIDS AND THEIR APPLICATIONS	**10/485,094**	**Pending**	2022

Australia	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 765,464**	**Issued**	**2019**
Brazil	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No PI 9,914,699-1**	**Issued**	**2019**
Canada	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 2,346,979**	**Issued**	**2019**
Chile	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 916-201**	**Pending**	**2019**
China	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. ZL9,9812,417.6**	**Issued**	**2019**
Europe – Germany, Denmark, Spain, Finland, France, Italy, Netherlands, Portugal, Sweden, Belgium, Switzerland, Ireland, Monaco, Austria, Luxembourg, United-Kingdom	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 1,123,368**	**Issued**	**2019**
Hong-Kong	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**HK 1,038,765**	**Issued**	**2019**
India	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 208,339**	**Issued**	**2019**

Japan	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 4,181,305**	**Issued**	**2019**
North Korea	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 38,118**	**Issued**	**2019**
South Korea	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 454,899**	**Issued**	**2019**
Mexico	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 257,157**	**Issued**	**2019**
Norway	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 321,481**	**Issued**	**2019**
Poland	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 201,771**	**Issued**	**2019**
Federation of Russia	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 2,236,441**	**Issued**	**2019**
Ukraine	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 75,029**	**Issued**	**2019**
United States	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 6,800,299**	**Issued**	**2019**
South Africa	METHOD OF EXTRACTING LIPIDS FROM MARINE AND AQUATIC ANIMAL TISSUES	**No. 2001/3235**	**Issued**	**2019**

PATENT APPLICATIONS FILED BY DR. TINA SAMPALIS (ACASTI)

United States	CONCENTRATED THERAPEUTIC PHOSPHOLIPID COMPOSITIONS	**No. 61/256,106**	**2029** **(not yet public)**